FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Changes in the Board of Directors	3

Telefonica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores) and in accordance with set forth in paragraph 4 of article 6 of Royal Decree 377/1991, of March 15th, regarding the announcement of significant participations in quoted companies, hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of "Telefonica, S.A.", at its meeting held today, has accepted the resignations from their positions on the Board of Mr Jose Antonio Fernandez Rivero (also member of the Audit and Control Committee) and Mr Jesus Maria Cadenato Matia.

Likewise, the Board has agreed, preceded by the relevant favourable report from the Nominating, Compensation and Corporate Governance Committee, the appointment by cooption of the new Board members Mr Vitalino Manuel Nafria Aznar and Mr Julio Linares Lopez.

Lastly, the Board of Directors agreed to appoint Mr Gregorio Villalabeitia Galarraga as member of the Audit and Control Committee .

Madrid, December 21st, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 21st, 2005	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors